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Exhibit 99.1

Calculation of the Ratio of Earnings to Fixed Charges for the Periods Indicated

	For the Fiscal Year Ended: 9/30/2003	For the Interim Period Ended 3/31/2004	For the Fiscal Year Ended: 9/30/2004	For the Interim Period Ended 3/31/2005
Book Value Per Common Share
Fully Diluted Shares Outstanding	21,526,909	21,526,909	21,526,909	21,526,909
Total Shareholders Equity	$(1,011,108)	$(1,963,733)	$(3,045,488)	$(3,813,871)
Book Value Per Share	$(0.05)	$(0.09)	$(0.14)	$(0.18)
Ratio of Earnings To Fixed Charges
Earnings
Earnings Before Fixed Charges	$(2,538,290)	$(486,499)	$(1,105,263)	$(314,957)
Capitalized Interest	$0	$0	$16,373	$9,796
Total Earnings	$(2,538,290)	$(486,499)	$(1,088,890)	$(305,161)
Fixed Charges
Interest Expense (inclusive of int. in rent)	$1,033,822	$466,127	$929,117	$453,426

Ratio of Earnings to Fixed Charges	-246%	-104%	-117%	-67%

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  Exhibit 99.1
Calculation of the Ratio of Earnings to Fixed Charges for the Periods Indicated